GBS, Inc.

708 Third Avenue, 6th Floor, New York NY 10017

March 29, 2021

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Deanna Virginio, Esq.

Re:	Request for Acceleration
GBS, Inc. Registration Statement on Form S-1
Filed February 16, 2021
File No. 333-252277

Dear Ms. Virginio,

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), GBS, Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-1 (File No. 333-252277) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:00P.M., Washington, D.C. time, on Wednesday, March 31, 2021, or as soon thereafter as practicable.

Very truly yours,

/s/ Harry Simeonidis
Name: Harry Simeonidis
Title: Chief Executive Officer